Filed by Rodman & Renshaw Capital  Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:  Cowen Group, Inc.
Commission File No.:  001-33737

This filing relates to a proposed business combination between Rodman & Renshaw Capital Group, Inc. (“Rodman”) and Cowen Group, Inc. (“Cowen”).

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  This material is not a substitute for the prospectus/proxy statement Rodman would file with the SEC if an agreement between Rodman and Cowen Group, Inc. (“Cowen”) is reached or any other documents which Rodman may file with the SEC and send to Cowen and Rodman shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF COWEN AND RODMAN ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Rodman through the website maintained by the SEC at www.sec.gov.  Free copies of any such documents can also be obtained by accessing the Investor Relations section of Rodman’s website at www.rodm.com or directing a request to Investor Relations, Rodman & Renshaw Capital Group, Inc., 1251 Avenue of the Americas, New York, New York  10020.

Rodman and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Rodman’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 14, 2008, and its proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on October 1, 2008.  Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement/prospectus filed in connection with the proposed transaction.

Statements in this communication that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties.  Actual results could differ materially because of factors such as Rodman’s ability to achieve the synergies and value creation contemplated by the proposed transaction, Rodman’s ability to promptly and effectively integrate the businesses of Rodman and Cowen, the timing to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals, and the diversion of management time on transaction-related issues.  For further information regarding risks and uncertainties associated with Rodman’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Rodman’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Rodman’s Investor Relations department at (212) 356-0500 or at Rodman’s website at http://www.rodm.com.

All information in this communication is as of the date hereof.  Rodman undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

# # #

THE FOLLOWING IS THE TRANSCRIPT OF RODMAN’S INVESTOR CONFERENCE CALL HELD ON DECEMBER 12, 2008.

FINAL TRANSCRIPT

Thomson StreetEvents℠

Conference Call Transcript

RODM - RODMAN & RENSHAW CAP GP INC Discussion on Proposed Combination with Cowen Group, Inc Conference Call

Event Date/Time: Dec. 15. 2008 / 10:00AM ET

Thomson StreetEvents	www.streetevents.com		Contact Us	1

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Dec. 15. 2008 / 10:00AM ET, RODM - RODMAN & RENSHAW CAP GP INC Discussion on Proposed Combination with Cowen Group, Inc Conference Call

CORPORATE PARTICIPANTS

Michael Lacovara
Rodman & Renshaw - CEO

David Horin
Rodman & Renshaw - CFO

Mark McCall
Financial Dynamics

CONFERENCE CALL PARTICIPANTS

David Jameson
Analyst

Horst Hueniken
Thomas Weisel Partners - Analyst

PRESENTATION

Operator

Good morning and welcome to today's Rodman and Renshaw's Investor Call. (Operator Instructions). It is now my pleasure to introduce your host, Mr. Mark McCall of Financial Dynamics. Mr. McCall, the floor is yours.

Mark McCall - ***Financial Dynamics***

Thank you, Operator. If you would like a copy of today's presentation, please call Financial Dynamics at 212-850-5600. The presentation may also be found on Rodman and Renshaw's website at www.rodm.com.

On the call today, we have Michael Lacovara, Chief Executive Officer and David Horin, Chief Financial Officer of Rodman and Renshaw.

Before I begin, I would like to read the following. This presentation is neither an offer to purchase, nor is it a solicitation of an offer to sell shares of Rodman and Renshaw or Cowen Group. If an agreement with respect to the proposed transaction between Rodman and Cowen is reached, Rodman will fire -- file a registration statement on the Form S-4 with a proxy statement and prospectus with the Securities and Exchange Commission, which will be available at no cost to stockholders at www.sec.gov.

Cowen and Rodman shareholders are encouraged to read the registration comment on Form S-4 when it becomes available.

Some of the comments made on today's call and some of the responses to your questions may contain forward-looking statements about our beliefs and expectations regarding the proposed business combination of Rodman and Cowen. The potential costs and benefits of any such transaction and potential synergies of the proposed transaction and actual results could differ materially. Additional information concerning factors that could cause actual results to differ materially from those projected and any forward-looking statements, will be contained in the Form S-4.

With that, I'd like to turn the call over to Rodman and Renshaw's CEO, Michael Lacovara.

Michael Lacovara - ***Rodman & Renshaw - CEO***

Thank you, Mark, and good morning, everyone. We wanted to continue to discussion this morning to discuss the presentation that we released and which is available on our website, www.rodm.com as well as on the SEC's website. That presentation provides additional details of the proposed combination with Cowen.

Thomson StreetEvents	www.streetevents.com		Contact Us	2

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT
Dec. 15. 2008 / 10:00AM ET, RODM - RODMAN & RENSHAW CAP GP INC Discussion on Proposed Combination with Cowen Group, Inc Conference Call

My introductory remarks will be somewhat longer than usual, as I want to walk through some of the key aspects and themes of the presentation. Following my remarks, Dave and I will, of course, take questions and we can discuss any aspect of the presentation or our proposal.

Let me start with a brief overview of Rodman, as reflected in the investor presentation. We are an investment bank with a core focus on healthcare that is diversified into other capital intensive industries. Our diversification is typified by last week's announcement of our role as the placement agent in a significant financing for a New York Stock Exchange listed mining company. We offer a range of capital market offerings and advisory services. We are a leader in pipes and registered direct placement transactions and we have been the leading placement agents for pipes in each of the last seven quarters.

We have been profitable this year and last and we have a strong balance sheet. This is the result of our ability to produce revenue, even in this environment, and to control our costs. Our compensation ratio, excluding pre-IPO awards, is much lower than our peers at 45% of revenue year-to-date due to our compensation philosophy and practices that align producer compensation with productivity and performance.

Our strategy remains to continue to grow in and selectively beyond our core sectors, to expand our product base, to broaden our geographic footprint and to broaden our sources of revenue as we remain focused on expense management. We believe the proposed merger combination with Cowen Group fits with this strategy.

In the presentation, we include information in tabular and chart form, that highlights our recent track record of expense management compared to our peers. Our compensation and benefits expense and non-compensation related expenses as a percentage of net revenue remain far below our peers, including Cowen. We are the only company in this peer group to be profitable so far this year.

We regard this achievement as rooted in both our mind set and our execution. As to the former, as we became a public company, which for better or worse, occurred just as the markets began to sour in the fall of 2007, we decided that our stockholders would be best served if we adopted policies and practices that would encourage profitability in all market conditions. This was an easy decision for us as Rodman management owns the majority of our equity and we are therefore naturally oriented to manage like owners. So, we rejected a strategy or mind set that essentially "Blamed the market," and asked our stockholders to wait for profitability until the world improved.

Instead, we have focused on results now. We have built a platform with high margins and relatively low fixed costs and we have declined to follow Wall Street's historic disposition towards guaranteed compensation. We have a strong bias instead towards performance-based compensation, at all levels of the organization, recognizing that performance will be measured differently for those in different roles.

In short, we believe we have built a lean, efficient, and profitable operation, which operates effectively in bad markets and is poised for superior results when the markets become healthy again.

With that as preface, let me turn to Cowen. We believe Cowen complements our business in many ways and offers us opportunities for revenue growth and for substantial gains in efficiency and financial performance. Like Rodman, Cowen's core sector is life science and healthcare. Although we both share this sector focus, there is modest overlap in terms of clients and little overlap in our healthcare banking and research platforms. Together, our reach in this core sector would be broader and deeper than that of either firm today.

Just as Rodman focuses on sectors outside of healthcare, including energy, metals and mining, Cowen has diversified into sectors such as aerospace and defense, alternative energy, consumer and technology in telecommunications. All of those sectors fit with our strategic focus on capital intensive, growth oriented areas. Cowen also has a strong geographic footprint across the West Coast, Asia and Europe, which complements our presence.

Cowen's revenue mix, however, is substantially different from our own. Cowen's revenue has been dominated by low-margin lines of business, especially in equity, sales and trading. That is a large business at Cowen. But Cowen's performance in that business demonstrates that at least as presently managed, it is at best a marginally profitable business. We regard the sales and trading business and the research franchise that goes along with it as valuable assets. Indeed the historic heart of Cowen. And they are absolutely core to the success of the combined franchise. That said, we perceive substantial opportunities to improve the financial performance in those areas.

Let me touch, for a moment, on our respective investment banking franchises. Because across our peer group, it is banking revenue that drives margin and profit. Contrary to some perceptions, Rodman's investment banking revenues are comparable to Cowen's. Indeed, in the last two quarters, our investment banking revenue, again the piece of the business that drives margin and drives profitability, has exceeded Cowen's. Even though we have substantially fewer bankers. We generate more with less and we believe that is the Rodman way.

Thomson StreetEvents	www.streetevents.com		Contact Us	3

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT
Dec. 15. 2008 / 10:00AM ET, RODM - RODMAN & RENSHAW CAP GP INC Discussion on Proposed Combination with Cowen Group, Inc Conference Call

Based on the transactions we published so far this quarter, by our firms, I suspect our investment banking revenue will again exceed Cowen's this quarter and our respective operating results should reflect that.

Now Cowen's operating history as a public company is reflected in the history and the present state of its balance sheet. Cowen had strong cash balances of approximately $111.9 million at September 30, 2008. But this amount reflects a significant drain on cash since at least the beginning of 2007. Indeed, over that period, over the last seven quarters, Cowen's management has overseen $38.1 million in net operating cash outflows and management has offered no basis to conclude that that net outflow of its stockholders' money will abate any time soon. In fact, the research analysts who cover Cowen project that it will lose approximately $8 million more in 2009 and 2010.

If those analysts are correct, it would mean four straight years of losses under Cowen's current model and Cowen's incumbent management. I'll return to this subject in detail in a few more moments.

Now in our presentation, we included two slides that focused specifically on pipes, a core product for us that had been an important product and an important driver of revenue for Cowen. As those slides show, Cowen's reduced activity within the pipe market has led to significant reduction in revenue generation. As recently as 2006, Cowen was one of the most formidable players in this key healthcare finance product. In that year, Cowen worked on 31 pipe deals, raising $1.3 billion for its clients.

This year, by contrast, Cowen has worked on only seven transactions so far that raised less than a fifth of the 2006 levels. Rodman, I will add, led the lead tables in both of those years.

Given our depth and reach in this key product and this key driver of profitability, and given its durable importance as a life science finance product, we strongly believe that by combining the two businesses and deploying Rodman's leadership in pipe transactions across Cowen's client base, we can d rive added revenue.

But that is only the most obvious of the strategic benefits of combining our two firms, a combination that I believe would create a strengthened franchise, with increased range of platforms, products and service offerings. We would expand our products offerings and in turn increase our revenue through the restoration of pipe revenue, not just to Cowen's existing healthcare client base, but also into our other sectors. And when the public markets reopen, I'm confident that Cowen's historical strength in public marketed transactions would improve the services we could provide to Rodman's existing client base.

Our research team would broaden significantly, to encompass a range of sectors, life science and healthcare, alternative energy, metals and mining, energy, consumer, aerospace and defense and TMT.

Our combined sales and training operation would likewise be significantly enhanced. We would also expand the geographic footprint of the two firms. We would leverage Cowen's infrastructure in Asia and Europe, where Rodman has substantial relationships and pipelines, but little physical presence or infrastructure.

Now a few moments ago, I mentioned Cowen's expense management performance, its resulting net operating cash flows of $38.1 million since the beginning of last year and its expected losses in the next two years. It is our intention to bring our approach to expense management to create cost efficiencies, drive higher margins and end the persistent pattern of losses over the course of Cowen's tenure as a public company.

As someone pointed out in the last week, and as with any merger combination, there would be an overlap of staff and management in some areas and the need to address redundancies. We anticipate that reductions will be focused on areas that do not directly produce revenue and on those whose performance is not up to expectations.

Now fundamentally, what we would do is align Cowen's compensation and benefit structure with our own and directly relate the compensation of producers to the performance and productivity of those producers. Solid producers would earn as much or even more on our watch, we believe, because aligning performance and compensation and shunning guarantees permits those who produce at a high level to be compensated generously.

We would implement Rodman's approach to non-compensation expense, especially in terms of IT expense, real estate costs, business development and data charges. Most fundamentally, and most important, I believe, we would also perpetuate the mind set that we have at Rodman to manage like owners. We are not just Rodman's managers, we own most of its equity. In contrast to Cowen, where management owns a very small portion of the company.

Thomson StreetEvents	www.streetevents.com		Contact Us	4

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Dec. 15. 2008 / 10:00AM ET, RODM - RODMAN & RENSHAW CAP GP INC Discussion on Proposed Combination with Cowen Group, Inc Conference Call

We would bring to the combined company our owner-stockholder mind set and by continuing to pay ourselves and our employees meaningfully in equity, we would drive that same owner-stockholder mind set and mentality throughout the firm.

Now let me recap the proposal we sent to Cowen's Board of Directors a week ago. Under our proposal, Cowen's stockholders would receive $7 per share, consisting of 50% cash and 50% Rodman common stock. That was a substantial premium when the proposal was made public, and we are heartened with the market reaction today, which in our view affirms the rationale behind our proposal and the seriousness of our plan.

This proposal offers Cowen stockholders two advantages. The ability to realize significant cash in a transaction now and the ability to participate with Rodman's current stockholders in the upside potential of the combined firm, potential that we believe far greater than the potential as Cowen -- of Cowen, as presently constituted and managed. We also believe the transaction will be substantially earnings accretive in 2009 and 2010.

In the presentation we released this morning, we detailed the key assumptions we have made in modeling this transaction and the expected pro forma performance of the combined firm. Dave Horin, Rodman's CFO, and I are happy to answer questions on those assumptions and expectations after I conclude my remarks in a few moments.

Based on what we know now, and mindful that Cowen has not acceded to our request to conduct confidential due diligence, we regard these assumptions as conservative and the performance achievable. We believe we could achieve annual cost savings of $38 million starting in 2009, which would include the elimination of Cowen's IPO expenses, which have been a persistent drag on earnings. And we believe that those cost savings and our expected revenue enhancements would generate $18 million of additional profit before tax in the first year.

Finally, let me turn to our proposed financing. In our presentation, we summarize the financing package that utilizes a net share settlement convertible note and we provide an outline of the particular terms of the instrument we intend to use to supplement our own substantial cash, which we would of course contribute to the transaction. Specifically, we have indicated the structure of the instrument, its form and manner of settlement and other key factors relevant to conversion and term. Those terms reflect the extensive discussions we have had with the providers of financing.

If Cowen's Board will sign a confidentiality agreement with Rodman, as we have requested, I would be pleased to meet with them and provide every detail regarding our financing and I could do so today. I would explain not only the details of the financing and begin the financing party's required diligence, but would also explain that we chose this instrument because it allows for a substantially accretive transaction, but has limited effect on forward EPS and leaves the resulting company with a liquid, healthy balance sheet.

I should add one more observation on the subject of financing. In the week since we've publicly announced our proposal, we have received substantial interest from multiple other financing sources, each of which understands the strategic and financial benefits of the combination we have proposed. As prudent stewards of our franchise, we will pursue those financing options and opportunities as well as the convert described and modeled in our investor presentation.

And because we intend to be prudent stewards of Cowen's franchise after the combination, we will include discussions regarding all serious alternative financing options as we continue our ongoing outreach to Cowen stockholders in the new year.

In closing, I would like to stress that we believe that today's announcement is in line with our overall strategy and offers a compelling opportunity to the stockholders of both firms to create a deeper, broader and substantially more valuable franchise. A combination of the two franchises would lead to a stronger business, with increased products and offerings and improved geographic footprint and a platform better positioned for competitive challenges in this difficult economic environment.

To close, let me take the words with which Cowen concluded its press release last week, rejecting our proposal. We too, "look forward to the economic and capital markets recovery." We just believe that our stockholders and Cowen's stockholders deserve the best shot at profitability -- at profits and growth in the here and now. I'm now more than happy to take your questions with Dave. Operator?

QUESTION AND ANSWER

Operator

Thomson StreetEvents	www.streetevents.com		Contact Us	5

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Dec. 15. 2008 / 10:00AM ET, RODM - RODMAN & RENSHAW CAP GP INC Discussion on Proposed Combination with Cowen Group, Inc Conference Call

Thank you. (Operator Instructions). Your first question comes from the line of [David Jameson]. Please proceed.

David Jameson ***Analyst***

Yes. My question is, if you're going to pay-for-performance, how do your analysts, which are Cowen's principal asset, when they can't be involved in revenue pushing activities, at least legally?

Michael Lacovara ***- Rodman & Renshaw - CEO***

Good morning, David. The answer is, and I indicated in the prepared remarks, that you value performance in different ways.

You can't prepare -- you can't pay analysts for producing investment banking revenue. And I assume Cowen doesn't. I know Rodman doesn't. What you can pay analysts for is you can pay them for your assessment of the quality of their research. The number of, to use words, concepts that Cowen uses, the tradeability of their research calls, the timeliness of their views, the utility of it to the buy-side.

We put great value on Cowen's research prop -- franchise. And you can measure performance in more ways than bottom-line revenue, but you could certainly measure it in trading revenue for research analysts and I assume that Cowen does that. Every other firm I know does that and understands whether the research analysts are contributing to that side of the house.

But your fundamental point is absolutely right. Performance for research analysts will not be measured on investment banking revenue because, to quote a former President, "that would be wrong."

David Jameson ***Analyst***

Could you tell me what percentage of Rodman's investment banking revenues in the last two years have not been pipes?

Michael Lacovara ***- Rodman & Renshaw - CEO***

The percent of pipes and registered directs?

David Jameson ***Analyst***

Yes.

Michael Lacovara ***- Rodman & Renshaw - CEO***

It's a small percentage, under 10%.

David Jameson ***Analyst***

Non-pipes, non-registered directs?

Michael Lacovara ***- Rodman & Renshaw - CEO***

Yes, sir. I should add that we added a ten-person capital markets team earlier this year and we, like Cowen, expect that that ratio will change as the public markets reopen. In fact, at no time in Rodman's history have we been as well positioned to drive the public capital markets revenue either.

Thomson StreetEvents	www.streetevents.com		Contact Us	6

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT
Dec. 15. 2008 / 10:00AM ET, RODM - RODMAN & RENSHAW CAP GP INC Discussion on Proposed Combination with Cowen Group, Inc Conference Call

But right now, I mean, I think your question's very interesting. Over the last year or so, maybe six quarters, about the only kind of financing that's consistently getting done for our clients and Cowen's clients, candidly, is pipe and registered direct offerings. So, I think I regard that ratio as a sign of the health of Rodman's franchise. Certainly relative to competition.

David Jameson ***Analyst***

But no M&A [work] to speak of?

Michael Lacovara ***- Rodman & Renshaw - CEO***

Sorry?

David Jameson ***Analyst***

No M&A advisory [work]?

Michael Lacovara ***- Rodman & Renshaw - CEO***

No, I'm sorry. I thought you asked the question, was financing revenue?

David Jameson ***Analyst***

No, I know exactly about M&A. Do you have any M&A revenue to speak of?

Michael Lacovara ***- Rodman & Renshaw - CEO***

We do have significant M&A revenue. In fact, this quarter, we've already published, I think five advisory -- five advisory transactions where we were paid. And we have -- as we said, just let me finish real quick.

As we have said, it was one of the commitments as we became public last year, to build the M&A capabilities of the firm because we believe we can be and should be the advisor, for all purposes, to our core client base and a number of the transactions we've done this year, they added significant M&A assets to the firm.

David Jameson ***Analyst***

But historically M&A has not been a meaningful product to the firm, correct?

Michael Lacovara ***- Rodman & Renshaw - CEO***

For pre-public Rodman, that was largely true, but not entirely true. And the firm actually had significant M&A mandates throughout its history. In fact, I believe in 2006, the two largest transactions in the firm were principally M&A mandated. That's before my tenure, though.

Operator

(Operator Instructions). Your next question comes from the line of Horst Hueniken with Thomas Weisel Partners. Please proceed.

Michael Lacovara ***- Rodman & Renshaw - CEO***

Good morning, Horst.

Thomson StreetEvents	www.streetevents.com		Contact Us	7

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Dec. 15. 2008 / 10:00AM ET, RODM - RODMAN & RENSHAW CAP GP INC Discussion on Proposed Combination with Cowen Group, Inc Conference Call

Horst Hueniken - ***Thomas Weisel Partners - Analyst***

Good morning. Three questions. One is regarding your compensation and benefit savings forecast of $17.4 million. By my calculation, this would leave the compensation ratio of the combined company at around 45%, which is the same as your own. Am I to understand that that's your expectation, notwithstanding that Cowen has a much larger lower margin cash equities business?

Michael Lacovara - ***Rodman & Renshaw - CEO***

I'm going to hand this over to David in a second. I don't -- we are certainly happy to talk about your model in detail offline. We model to a 53% combined comp rate, not 45%.

David Horin - ***Rodman & Renshaw - CFO***

That is correct.

Horst Hueniken - ***Thomas Weisel Partners - Analyst***

Oh, okay. Fair enough. I was using Thompson First Call numbers for revenues and perhaps that's the difference. But I'll talk offline, that's fine.

Michael Lacovara - ***Rodman & Renshaw - CEO***

Yes. And it's -- and -- but again, I take your point, it is certainly challenging and this is when I was talking about revenue mix, this is where the rubber really meets the road for profitability. It is certainly more challenging to come -- bring the comp ratio down that far for firms that are relying more heavily on low-margin revenue.

We think we can do it because we're doing it in our own business on the equity side and on the investment banking side. So, again it's the sort of thing that's best discussed confidentially with Cowen. And of course in the negotiation, we think we can explain to them how the combined franchise can run at very healthy profitability.

Horst Hueniken - ***Thomas Weisel Partners - Analyst***

Understood. My second question, you have forecast $18 million of revenue enhancements for the combined company and you've signed the potential to leverage Cowen's infrastructure in Asia and Europe. Could you potentially be more specific about how you derive this number, as it represents 5% revenue pick up for the combined company, again, according to my calculations?

Michael Lacovara - ***Rodman & Renshaw - CEO***

Well, I'll tell you, we kind of -- I was going to say we triangulated it four ways. But we came at the number from a number of different perspectives. The first is we asked ourselves the question, do we think we can do in pipes in other sectors what we historically have done in healthcare and what, as I highlighted today, we've begun to do in sectors where we've focused only over the last year.

If you take just a 1% penetration rate of existing pipe transactions in the combined sectors outside of healthcare, you get to that number. You get to a number close to that. So, it's basically saying do we believe in our people, combined with Cowen's people, to drive even 1% market share if you're calling pipes a market? That's one way.

Horst Hueniken - ***Thomas Weisel Partners - Analyst***

Yes.

Thomson StreetEvents	www.streetevents.com		Contact Us	8

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT
Dec. 15. 2008 / 10:00AM ET, RODM - RODMAN & RENSHAW CAP GP INC Discussion on Proposed Combination with Cowen Group, Inc Conference Call

Michael Lacovara - *Rodman & Renshaw - CEO*

The second way is we actually looked at our pipeline and our relationships, particularly in Europe and Asia, and Rodman, in many ways, I think our business has been built in the opposite of some of our competitors. We generally build with relationships and then add the infrastructure instead of putting in infrastructure, planting the flag and then trying to build the relationships.

And we just assume that we can make our pipeline even 10% better in those other geographies if we have durable, physical presences there. I think that is an extraordinarily conservative assumption based on the way we've been able to build a platform with our people alone, without having boots on the ground on a permanent basis in Asia or in Europe.

That's the second way. The third is we just looked at part of healthcare, we know who Cowen's clients are, we know that as of this quarter, they have not, at least in public data, been the advisor on a single pipe transaction. And we say, could we bring back to that client base anything even approaching the levels that it -- that Cowen was able to achieve two or three years ago? And again, that gets you to a number significantly north of the 18 million pre-tax that we're talking about.

Horst Hueniken - *Thomas Weisel Partners - Analyst*

Okay. That's great. I have one housekeeping question, on page 12 of your release this morning, you -- it reads based on Rodman's closing share price of $1.18 as of Monday, December 8th, which is the share price that you used to calculate, I guess, the $7 bid, I'm -- are you inferring that that $1.18 is a fixed price?

Michael Lacovara - *Rodman & Renshaw - CEO*

No, not at all.

Horst Hueniken - *Thomas Weisel Partners - Analyst*

Okay.

Michael Lacovara - *Rodman & Renshaw - CEO*

No. This -- the issue, of course, is that particularly over the last week, there's been a fair amount of volatility in both stock prices. And we thought that for modeling purposes, to illustrate it was use the prices of the respective currencies on the day when this was made public.

In the structure we have proposed, we have not proposed the fixed price stock deal. And again, the -- it's sort of the sound of one hand clapping, if we were with Cowen, doing diligence with Cowen, working with them as potential partners, which is very much what we want to be, we could talk about alternative structures and all the other things you do in a consensual M&A situation, including things like collars. So, all stockholders have some understanding of where the price is going to be.

Horst Hueniken - *Thomas Weisel Partners - Analyst*

Okay. That clarifies it. I think that's it for me. Thank you.

Michael Lacovara - *Rodman & Renshaw - CEO*

Thanks, Horst.

Operator

We're currently showing no more questions in queue at this time. I would like to turn the call over to Michael Lacovara for closing remarks.

Thomson StreetEvents	www.streetevents.com		Contact Us	9

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT
Dec. 15. 2008 / 10:00AM ET, RODM - RODMAN & RENSHAW CAP GP INC Discussion on Proposed Combination with Cowen Group, Inc Conference Call

Michael Lacovara - ***Rodman & Renshaw - CEO***

Well, I'd like to thank you all for spending the time with us this morning. I hope, as you have more time to digest the presentation we've put out, you will come back to Dave or me with questions. And as I conclude the call, we do intend to continue through the holidays and beyond, our outreach to stockholders and we will, of course, keep the public advised of the progress of our proposal.

Thank you again for the time and good holidays to everybody. Thank you.

Operator

Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Have a good day.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.

Thomson StreetEvents	www.streetevents.com		Contact Us	10

© 2008 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.